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BD 3/28 AB 3/30

SI 06005503 MMISSION 9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 2 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 205

SEC FILE NUMBER
8-44734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marsden, John JR Richard, dba JRM SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1103 POWELL AVENUE

(No. and Street)

ERIE	PA	16505
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN R. MARSDEN, JR. 814-836-1800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CRAIG C. MOFFATT, DIEFENBACH DELIO KEARNEY & DeDIONISIO

(Name – *if individual, state last, first, middle name*)

2253 WEST GRANDVIEW BLVD.	ERIE	PA	16506
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 2 6 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, JOHN R. MARSDEN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRM SECURITIES, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Laurene A. Daugherty, Notary Public
Millcreek Twp., Erie County
My Commission Expires Nov. 5, 2009

Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

JRM SECURITIES

DECEMBER 31, 2005

CONTENTS

	PAGE
Report of Independent Certified Public Accountants	1
Financial Statements	
Balance Sheet	2
Statement of Income	3
Statement of Changes in Proprietor's Capital	4
Statement of Cash Flows	5
Other Statements Required by National Association of Securities Dealers	
Statement of Changes in Financial Condition	6
Computation of Net Capital	7
Computation of Aggregate Indebtedness	8
Notes to Financial Statements	9
Independent Accountants' Report on Internal Accounting Controls Required by SEC Rule 17a-5	11

Report of Independent Certified Public Accountants

Board of Directors and Stockholders
JRM Securities

We have audited the accompanying balance sheet of JRM Securities (a proprietorship) as of December 31, 2005, and the related statements of income, changes in proprietor's capital, and cash flows for the year then ended plus the other statements required by National Association of Security Dealers (change in financial condition, computations of net capital and aggregate indebtedness). These financial statements are the responsibility of the Owner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the owner, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, plus the other statements required by National Association of Securities Dealers (change in financial condition, computation of net capital and aggregate indebtedness), present fairly, in all material respects, the financial position of JRM Securities as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Diefenbach Delio Kearney & DeDionisio

Erie, Pennsylvania
February 8, 2006

FINANCIAL STATEMENTS

JRM SECURITIES

BALANCE SHEET

December 31, 2005

ASSETS

Current Assets

Cash and cash equivalents	$45,344
Receivable - investment concessions	1,312
Office equipment, net of accumulated depreciation	2,997
Total assets	$49,653

LIABILITIES AND PROPRIETOR'S CAPITAL

Liabilities - accounts payable	$ 62
Proprietor's capital	49,591
Total liabilities and proprietor's capital	$49,653

The accompanying notes are an integral part of these statements.

JRM SECURITIES

STATEMENT OF INCOME

Year ended December 31, 2005

Revenues	
Concessions from investment company shares	$15,570
Investment company 12b-1 income	8,569
Interest income	944
Total revenue	25,083
Expenses	
Telephone	1,291
Regulatory fees and expenses	1,518
Office supplies and expenses	489
Utilities	1,889
Business development expenses	211
Professional fees	660
Real estate taxes	508
Depreciation	278
Total expenses	6,844
NET INCOME	$18,239

The accompanying notes are an integral part of these statements.

JRM SECURITIES

STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL

Year ended December 31, 2005

Balance at December 31, 2004	$ 47,527
Net income	18,239
Capital contributed by owner	-
Withdrawals by owner	(16,175)
Balance at December 31, 2005	$ 49,591

The accompanying notes are an integral part of these statements.

JRM SECURITIES

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

Cash flows from operating activities:	
Net earnings	$ 18,239
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation	278
Change in assets and liabilities:	
Increase in receivables	(587)
Decrease in accounts payables	(115)
Net cash provided by operating activities	17,815
Cash flows from financing activities:	
Withdrawals by owner	(16,175)
Net cash used in investing activities	(16,175)
Net increase in cash and cash equivalents	1,640
Cash and cash equivalents at beginning of year	43,704
Cash and cash equivalents at end of year	$ 45,344

The accompanying notes are an integral part of these statements.

JRM SECURITIES

STATEMENT OF CHANGES IN FINANCIAL CONDITION

Year ended December 31, 2005

Funds provided by	
Net income from operations	$18,239
Total funds provided	18,239
Funds applied to	
Withdrawals by owner	16,175
Total funds applied	16,175
Increase in working capital	2,064
Working capital, beginning of year	47,527
Working capital, end of year	$49,591

The accompanying notes are an integral part of these statements.

JRM SECURITIES

COMPUTATION OF NET CAPITAL

Year ended December 31, 2005

Net capital

Total ownership equity included in the balance sheet	$49,591
(-) Decrease in ownership equity not allowable	-
(+) Increase in subordinated liabilities	-
Total capital and allowable subordinated liabilities	49,591
Deductions and/or charges	
(-) Decrease in non-allowable assets Office equipment	2,997
(-) Decrease in other deductions	-
Net capital before haircuts on securities positions	46,594
(-) Haircuts on securities	-
(-) Undue concentrations	-
Net capital	46,594
Minimum net capital required	5,000
Required minimum dollar net capital (120%)	6,000
Excess net capital	$41,594

The accompanying notes are an integral part of these statements.

JRM SECURITIES

COMPUTATION OF AGGREGATE INDEBTEDNESS

Year ended December 31, 2005

Total liabilities from statement of financial condition	$ 62
Increase in drafts for immediate credit	-
Increase in market value of borrowed securities	-
Increase in other amounts	-
Total aggregate indebtedness	$ 62
Total net capital from statement of computation of net capital	$46,594
Percentage of aggregate indebtedness to net capital	00.13%

The accompanying notes are an integral part of these statements.

DIEFENBACH • DELIO • KEARNEY & DEDIONISIO
CERTIFIED PUBLIC ACCOUNTANTS

GARY W. DIEFENBACH
PETER M. DELIO
CLARENCE W. KEARNEY
DAVID A. DEDIONISIO
MARGUERITE M. MOFFATT
CRAIG C. MOFFATT
THOMAS M. SCHAEFFER

2253 West Grandview Boulevard
Erie, Pennsylvania 16506-4507
Telephone 814/833-3353
Telefax 814/838-9901
ID No. 25-1555583
Web: www.ddkd.com

JRM SECURITIES

OTHER COMMENTS

December 31, 2005

We have completed a reconciliation of the audited computation of net capital and unaudited Part IIA of Form X-17A-5 as of December 31, 2005 for JRM Securities and have found no material differences in net capital.

DIEFENBACH • DELIO • KEARNEY & DEDIONISIO
CERTIFIED PUBLIC ACCOUNTANTS

GARY W. DIEFENBACH
PETER M. DELIO
CLARENCE W. KEARNEY
DAVID A. DEDIONISIO
MARGUERITE M. MOFFATT
CRAIG C. MOFFATT
THOMAS M. SCHAEFFER

2253 West Grandview Boulevard
Erie, Pennsylvania 16506-4507
Telephone 814/833-3353
Telefax 814/838-9901
ID No. 25-1555583
Web: www.ddkd.com

JRM SECURITIES

OTHER COMMENTS

December 31, 2005

We have examined the operational safeguards, accounting system, and general financial integrity of JRM Securities and have found no material inadequacies or irregularities.

DIEFENBACH • DELIO • KEARNEY & DeDIONISIO
CERTIFIED PUBLIC ACCOUNTANTS

GARY W. DIEFENBACH
PETER M. DELIO
CLARENCE W. KEARNEY
DAVID A. DeDIONISIO
MARGUERITE M. MOFFATT
CRAIG C. MOFFATT
THOMAS M. SCHAEFFER

2253 West Grandview Boulevard
Erie, Pennsylvania 16506-4507
Telephone 814/833-3353
Telefax 814/838-9901
ID No. 25-1555583
Web: www.ddkd.com

JRM SECURITIES

OTHER COMMENTS

December 31, 2005

We have examined the operations of JRM Securities and we have found no material inadequacies or recommended any corrective action since the last audited report.

DIEFENBACH • DELIO • KEARNEY & DeDIONISIO
CERTIFIED PUBLIC ACCOUNTANTS

GARY W. DIEFENBACH
PETER M. DELIO
CLARENCE W. KEARNEY
DAVID A. DeDIONISIO
MARGUERITE M. MOFFATT
CRAIG C. MOFFATT
THOMAS M. SCHAEFFER

2253 West Grandview Boulevard
Erie, Pennsylvania 16506-4507
Telephone 814/833-3353
Telefax 814/838-9901
ID No. 25-1555583
Web: www.ddkd.com

JRM SECURITIES

OTHER COMMENTS

December 31, 2005

For the year ended December 31, 2005, JRM Securities' business is limited to mutual funds and variable annuities.

JRM Securities claims an exemption from SEC Rule 15c3-3 pursuant to the (k) (1) exemption provision.

Note A - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations and Basis of Accounting

JRM Securities, a sole proprietorship, is a local securities broker-dealer which is located in Erie, Pennsylvania. The Proprietorship's financial statements are presented in accordance with generally accepted accounting principles. The accompanying financial statements have been prepared solely from the accounts of JRM Securities, and the owner represents that they do not include his personal accounts or those of any other operation in which he is engaged. The clients of the Proprietorship are primarily located in the tri-state area.

2. Cash and Cash Equivalents

The Proprietorship's policy is to invest cash to meet its NASD minimum net capital in income producing investments. Temporary cash investments of $43,624 at December 31, 2005, consist of a certificate of deposit which is stated at cost which approximates market.

The Proprietorship maintains its cash balances in one financial institution located in Erie, Pennsylvania. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

3. Receivables

The Proprietorship considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Property and Equipment

Depreciation of property and equipment, net of $1,464 salvage value, is provided on the straight-line method. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized.

Note A - Summary of Significant Accounting Policies - Continued

5. Income Taxes

The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements.

6. Revenue Recognition

The Proprietorship, for purposes of this financial, recognizes revenue and expenses using the accrual method of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

7. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note B - Capital Requirements

JRM Securities is subject to the net capital requirements applicable to the business it is engaged in under The Securities Exchange Act of 1934 and the National Association of Securities Dealers (NASD). Every broker-dealer with a business limited to mutual funds and variable annuities shall maintain a minimum net capital of $5,000 and shall notify the Self Regulatory Organization, the National Exchange and the Securities and Exchange Commission if the broker-dealer's net capital is less than the required minimum.

Proprietor's net worth as of December 31, 2005 in JRM Securities	$49,591

Independent Accountants' Report on Internal
Accounting Controls Required by SEC Rule 17a-5

Board of Directors
JRM Securities

In planning and performing our audit of the financial statements and supplementary information of JRM Securities (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dufenbach Delio Kearney & DeDionisio

Erie, Pennsylvania
February 8, 2006